                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X] Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's announcement of interim results for the six months ended June 30, 2002.

         This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

         - the Registrant's anticipated capital expenditures and investments for each of its segments for the year ending December 31, 2002 and non segment-specific capital expenditures and investments for the same period;

         - the intended or expected effects or benefits on the Registrant's business and operations as a result of the completion and operation of the West-East Natural Gas Pipeline Project, including:

                  - the expected rapid growth of the Registrant's natural gas sales through the development of the Registrant's substantial natural gas reserves in the Tarim Basin; and

                  - the anticipated increase in the Registrant's profitability in the coming years and the anticipated attractive return for the Registrant;

         - the Registrant's investments in the upstream projects and the Pipeline Contractual Joint Venture and the expected respective returns;

         - the Registrant's belief that the Project is strategically important to the Registrant in terms of enhancing the Registrant's value, economic efficiency and competitiveness;

         - the Registrant's ability to obtain sufficient foreign exchange for the performance of its foreign exchange denominated obligations;

         - the Registrant's plan to continue to adjust the composition and to raise the qualifications of its staff;

         - the expected effects on the Registrant's competitiveness in the international market from the adoption of a "143 Training Programme" for its personnel;

         - the potential material liability arising from bank and other guarantees, the potential environmental liabilities under the existing environmental legislation, and the potential liabilities arising from certain lawsuits;

         - the potential impact of the following facts on the results of operations or the financial position of the Registrant:

                  - the relevant land use right certificates or individual building ownership certificates have not been obtained for certain parcels of land and relevant governmental procedures have not been completed;

                  - the Registrant only carries limited insurance coverage for vehicles and certain assets with significant operating risks; and

                  - potential cost reduction measures for the next several years;

         - the Registrant's use of the proceeds from the transfer of shares in Long Champ (Group) Co., Ltd. and Gansu Tristar Petrochemical (Group) Co., Ltd.;

         - the Registrant's plans to adopt various measures to increase its competitiveness and create higher value for shareholders, with a view to maintaining the operating results for 2002 at a satisfactory level, and the Registrant's confidence in the achievement of such targets; and

         -        the Registrant's future plans and prospects.

         These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

         -        fluctuations in natural gas prices;

         -        failure to achieve continued exploration success;

         - failure or delay in achieving production from development projects;

         -        change in demand for competing fuels in the target market;

         -        continued availability of capital and financing;

         -        general economic, market and business conditions;

         - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

         -        other factors beyond the Registrant's control.

         We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

         You should not place undue reliance on any of these forward-looking statements.

-------------------------------------------------------------------------------

                               [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                     ANNOUNCEMENT OF INTERIM RESULTS FOR THE
                         SIX MONTHS ENDED JUNE 30, 2002

-------------------------------------------------------------------------------

                       - FINANCIAL AND BUSINESS SUMMARY -

Output of crude oil for the first half of 2002: 384.20 million barrels, representing an increase of 0.93% from the first half of 2001

Output of marketable natural gas for the first half of 2002: 307.9 billion cubic feet, representing an increase of 10.40% from the first half of 2001

Total output of oil and gas for the first half of 2002: 435.52 million barrels of oil equivalent, representing an increase of 1.96% from the first half of 2001

Consolidated turnover for the first half of 2002: RMB107,928 million, representing a decrease of 11.66% from the first half of 2001

Consolidated net profit for the first half of 2002: RMB19,579 million, representing a decrease of 27.93% from the first half of 2001

Basic and diluted earnings per share for the first half of 2002: RMB0.11, representing a decrease of RMB0.04 from the first half of 2001

THE BOARD OF DIRECTORS RECOMMENDS A DISTRIBUTION OF AN INTERIM DIVIDEND FOR 2002 OF RMB0.050113 PER SHARE

-------------------------------------------------------------------------------

The board of directors ("Board of Directors") of PetroChina Company Limited (the "Company") is pleased to announce that the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2002 are as follows:

RESULTS

                                                                                            SIX MONTHS ENDED JUNE 30,
                                                                                      ------------------------------------
                                                                       NOTES               2002                   2001
                                                                                      -------------          -------------
                                                                                      (RMB MILLION)          (RMB MILLION)
TURNOVER                                                                 2                107,928                122,169
                                                                                        ---------              ---------
OPERATING EXPENSES
  Purchases, services and other                                                           (30,762)               (35,129)
  Employee compensation costs                                                              (6,751)                (6,328)
  Exploration expenses, including exploratory dry holes                                    (3,744)                (3,729)
  Depreciation, depletion and amortisation                                                (18,877)               (18,195)
  Selling, general and administrative expenses                                             (9,767)               (10,334)
  Taxes other than income taxes                                                            (7,096)                (7,390)
  Other income, net                                                                           448                    434
                                                                                        ---------              ---------
TOTAL OPERATING EXPENSES                                                                  (76,549)               (80,671)
                                                                                        ---------              ---------
PROFIT FROM OPERATIONS                                                                     31,379                 41,498
                                                                                        ---------              ---------
FINANCE COSTS
  Exchange gain                                                                                43                    289
  Exchange loss                                                                              (282)                    (2)
  Interest income                                                                             250                    389
  Interest expense                                                                         (1,963)                (2,479)
                                                                                        ---------              ---------
TOTAL FINANCE COSTS                                                                        (1,952)                (1,803)
SHARE OF PROFIT OF ASSOCIATED COMPANIES                                                       105                    303
                                                                                        ---------              ---------
PROFIT BEFORE TAXATION                                                   3                 29,532                 39,998
TAXATION                                                                 4                 (9,902)               (13,160)
                                                                                        ---------              ---------

                                                                                           SIX MONTHS ENDED JUNE 30,
                                                                                      ------------------------------------
                                                                       NOTES               2002                   2001
                                                                                      -------------          -------------
                                                                                      (RMB MILLION)          (RMB MILLION)
PROFIT BEFORE MINORITY INTERESTS                                                           19,630                 26,838
MINORITY INTERESTS                                                                            (51)                   330
                                                                                        ---------              ---------
NET PROFIT                                                                                 19,579                 27,168
                                                                                        =========              =========
BASIC AND DILUTED EARNINGS PER SHARE (RMB)                               5                   0.11                   0.15
                                                                                        =========              =========

NOTES

1        ACCOUNTING POLICIES

         The consolidated interim condensed financial statements are prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended December 31, 2001.

         The consolidated interim condensed financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the annual report of the Group for the year ended December 31, 2001. The consolidated interim condensed financial statements as of June 30, 2002 and for the six-month periods ended June 30, 2002 and June 30, 2001 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the consolidated interim condensed financial statements, in all material respects, in accordance with IAS
         34. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results of operations expected for the year ending December 31, 2002.

         Costs that incur unevenly during the financial year are anticipated or deferred in these interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

         Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2001 and 2002 is 33%.

2        TURNOVER

         Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 8.

3        PROFIT BEFORE TAXATION


                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                -----------------------------------
                                                                                    2002                  2001
                                                                                -------------         -------------
                                                                                (RMB MILLION)         (RMB MILLION)
         Profit before taxation is arrived at after crediting and
         charging of the following items:

         Crediting:
         Dividend income from available-for-sale investments                            39                    38
         Reversal of provision for diminution in value of inventories                   55                   743

         Charging:
         Amortisation on intangible and other assets                                   235                   321
         Cost of inventories (approximates cost of goods sold)                      52,405                57,097
         recognised as expense
         Depreciation on property, plant and equipment
              - owned assets                                                        18,623                17,861
              - assets under finance leases                                             19                    13
         Interest expense (note (a))                                                 1,963                 2,479
         Loss on disposal of property, plant and equipment                              23                    39
         Operating lease rentals on land and buildings and equipment                 1,491                 1,221
         Impairment charge for doubtful debts                                           62                 1,631

         Repair and maintenance                                                      1,863                 2,128
         Research and development expenditure                                          867                   453
                                                                                  ========              ========

         Note (a) INTEREST EXPENSE
                  Interest expense                                                   2,261                 2,631
                  Less: Amounts capitalised                                           (298)                 (152)
                                                                                  --------              --------
                                                                                     1,963                 2,479
                                                                                  ========              ========

4        TAXATION

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                               ----------------------------------
                                                                                    2002                  2001
                                                                               -------------         ------------
                                                                               (RMB MILLION)         (RMB MILLION)
         The People's Republic of China ("PRC") income tax                          8,328                11,848
         Deferred tax                                                               1,555                 1,223
         Share of tax of associated companies                                          19                    89
                                                                                  -------              --------
                                                                                    9,902                13,160
                                                                                  =======              ========

         In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33%(2001:33%).

         The tax on the profit before taxation of the Group differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                     SIX MONTHS ENDED JUNE 30,
                                                                               -----------------------------------
                                                                                    2002                 2001
                                                                               -------------         -------------
                                                                               (RMB MILLION)         (RMB MILLION)
         Profit before taxation                                                    29,532                39,998
                                                                                  -------              --------

         Tax calculated at a tax rate of 33%                                        9,746                13,199
         Income not subject to tax                                                   (107)                  (70)
         Expenses not deductible for tax purposes                                     263                    31
                                                                                  -------              --------
         Tax charge                                                                 9,902                13,160
                                                                                  =======              ========

5        BASIC AND DILUTED EARNINGS PER SHARE

         Basic and diluted earnings per share for the six months ended June 30, 2002 has been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for the period.

         Basic and diluted earnings per share for the six months ended June 30, 2001 has been computed by dividing net profit by the number of 175,824 million shares issued and outstanding for the period.

         There are no dilutive potential ordinary shares.

6        CHANGES IN EQUITY

                                                                   SHARE            RETAINED
                                                                  CAPITAL           EARNINGS          RESERVES            TOTAL
                                                                 ---------        -------------       ---------       -------------
                                                                   (RMB           (RMB MILLION)         (RMB          (RMB MILLION)
                                                                 MILLION)                              MILLION)
         Balance at January 1, 2001                                175,824            33,057            64,076            272,957
         Net profit from January 1 to June 30, 2001                     --            27,168                --             27,168
         Premium arising from issue of shares by                        --                --                56                 56
           an associated company
         Dividend paid (Note 7)                                         --           (14,473)               --            (14,473)
                                                                 ---------         ---------          --------         ----------
         Balance at June 30, 2001                                  175,824            45,752            64,132            285,708
                                                                 =========         =========          ========         ==========

         Balance at January 1, 2002                                175,824            40,724            76,574            293,122
         Net profit from January 1 to June 30, 2002                     --            19,579                --             19,579
         Dividend paid (Note 7)                                         --            (8,839)               --             (8,839)
                                                                 ---------         ---------          --------         ----------
         Balance at June 30, 2002                                  175,824            51,464            76,574            303,862
                                                                 =========         =========          ========         ==========

7        DIVIDENDS

                                                               SIX MONTHS ENDED JUNE 30,
                                                               -------------------------
                                                                 2002            2001
                                                               --------         --------
                                                            (RMB MILLION)     (RMB MILLION)

         Final dividend for 2000 (Note (i))                          --           14,473
         Final dividend for 2001 (Note (ii))                      8,839               --
                                                               --------         --------
                                                                  8,839           14,473
                                                               ========         ========

         (i) A final dividend in respect of 2000 of RMB0.082315 per share amounting to a total of RMB14,473 million was paid on June 22, 2001, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2001.

         (ii) A final dividend in respect of 2001 of RMB0.050272 per share amounting to a total of RMB8,839 million was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the six months ended June 30, 2002.

         (iii) As authorised by shareholders in the Annual General Meeting on June 6, 2002, the Board of Directors, in a meeting held on August 29, 2002, resolved to distribute an interim dividend in respect of 2002 of RMB0.050113 per share amounting to

                  RMB8,811 million. These financial statements do not reflect this dividend payable, as it was not proposed until after the balance sheet date.

8        SEGMENT INFORMATION

         The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

         The Exploration and Production segment is engaged in the exploration, development, production and sales of crude oil and natural gas.

         The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

         The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative petrochemical products, and other chemical products.

         The Natural Gas and Pipeline segment is engaged in the transmission of natural gas and crude oil, and the sale of natural gas.

         In addition to these four major business segments, the Other segment includes the assets, income and expenses relating to cash management, financing activities, the corporate center, research and development, and other business services to the operating business segments of the Group.

         Substantially all assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. In addition to its operations in the PRC, the Group had acquired all the share capital of Devon Energy Indonesia Ltd. ("Devon"), a company engaging in the exploration and production of crude oil and natural gas in Indonesia.

         The accounting policies of the operating segments are the same as those described in Note 1 "Accounting Policies".

         Operating segment information for the six months ended June 30, 2002 and 2001 is presented below:

PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

                                        EXPLORATION
     SIX MONTHS ENDED                       AND         REFINING AND   CHEMICALS AND    NATURAL GAS
      JUNE 30, 2002                      PRODUCTION      MARKETING       MARKETING     AND PIPELINE     OTHER            TOTAL
-------------------------------         -------------   -------------  -------------   -------------  -------------  -------------
                                        (RMB MILLION)   (RMB MILLION)  (RMB MILLION)   (RMB MILLION)  (RMB MILLION)  (RMB MILLION)
Turnover (including                         66,732          75,620          13,355          6,346           --          162,053
intersegment)

Less: Intersegment sales                   (48,486)         (4,001)           (410)        (1,228)          --          (54,125)
                                          --------        --------        --------        -------        -----        ---------
Turnover from external                      18,246          71,619          12,945          5,118           --          107,928
customers
                                          ========        ========        ========        =======        =====        =========
Profit / (Loss) from operations             29,625           1,897            (668)           808         (283)          31,379
                                          ========        ========        ========        =======        =====        =========

                                        EXPLORATION
     SIX MONTHS ENDED                       AND         REFINING AND   CHEMICALS AND    NATURAL GAS
      JUNE 30, 2001                      PRODUCTION      MARKETING       MARKETING     AND PIPELINE     OTHER            TOTAL
-------------------------------         -------------   -------------  -------------   -------------  -------------  -------------
                                        (RMB MILLION)   (RMB MILLION)  (RMB MILLION)   (RMB MILLION)  (RMB MILLION)  (RMB MILLION)
Turnover (including                         78,849          86,380          15,913          5,391           --          186,533
intersegment)

Less: Intersegment sales                   (58,393)         (4,346)           (232)        (1,393)          --          (64,364)
                                          --------        --------        --------        -------        -----        ---------
Turnover from external                      20,456          82,034          15,681          3,998           --          122,169
customers
                                          ========        ========        ========        =======        =====        =========
Profit / (Loss) from operations             41,898             581            (819)           161         (323)          41,498
                                          ========        ========        ========        =======        =====        =========

SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

SIX MONTHS ENDED JUNE 30, 2002

                                                          TOTAL           CAPITAL
                                       TURNOVER          ASSETS         EXPENDITURE
                                    -------------    -------------     -------------
                                    (RMB MILLION)    (RMB MILLION)     (RMB MILLION)
PRC                                     107,748          467,783          20,793
Others (Exploration and                     180            2,367           1,750
Production)
                                       --------         --------         -------
                                        107,928          470,150          22,543
                                       ========         ========         =======

9        SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP

         The consolidated interim condensed financial statements have been prepared in accordance with IAS which may differ in certain material respects from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

         Effect on net income of significant differences between IAS and US GAAP is as follows:

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                 -------------------------------
                                                                                     2002               2001
                                                                                 -------------     -------------
                                                                                 (RMB MILLION)     (RMB MILLION)
         Net income under IAS                                                        19,579            27,168
         US GAAP adjustments:
              Depreciation charges on property, plant and equipment                   4,152             4,301
              revaluation gain
              Depreciation charges on property, plant and equipment                     (56)              (56)
              revaluation loss
              Loss on disposal of property, plant and equipment                          41                27

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                 -------------------------------
                                                                                     2002               2001
                                                                                 -------------     -------------
                                                                                 (RMB MILLION)     (RMB MILLION)
              Income tax effect                                                      (1,365)           (1,410)
              Minority interests                                                        (30)              (30)
                                                                                   --------          --------
         Net income under US GAAP                                                    22,321            30,000
                                                                                   ========          ========
         Basic and diluted net income per share under US GAAP (RMB)                    0.13              0.17
                                                                                   ========          ========

         Effect on shareholders' equity of significant differences between IAS and US GAAP is as follows:

                                                                                       JUNE 30, 2002   DECEMBER 31, 2001
                                                                                       -------------   -----------------
                                                                                       (RMB MILLION)     (RMB MILLION)
         Shareholders' equity under IAS                                                   303,862            293,122
         US GAAP adjustments:
              Reversal of property, plant and equipment revaluation gain                  (80,549)           (80,549)
              Depreciation charges on property, plant and equipment                        25,215             21,063
              revaluation gain
              Reversal of revaluation loss                                                  1,122              1,122
              Depreciation charges on property, plant and equipment                          (280)              (224)
              revaluation loss
              Loss on disposal of property, plant and equipment                               157                116
              Deferred tax assets on revaluation                                           17,931             19,296
              Minority interests                                                              454                484
                                                                                        ---------          ---------
         Shareholders' equity under US GAAP                                               267,912            254,430
                                                                                        =========          =========

         In preparing the summary of differences between IAS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

         A summary of the principal differences and additional disclosures applicable to the Group is set out below:

         (a)      REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

                  The property, plant and equipment, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC, China Enterprise Appraisal. The revaluation of the property, plant and equipment transferred resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain property, plant and equipment items. The depreciation charge on the revaluation surplus for the six months ended June 30, 2002 was RMB4,152 million (six months ended June 30, 2001 was RMB4,301 million).

                  For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation will be available as additional depreciation base for purposes of determining taxable income.

         (b)      RELATED PARTY TRANSACTIONS

                  The Group has disclosed in its interim consolidated financial statements to be published on the website of The Stock Exchange of Hong Kong Limited ("HKSE") (website: http://www.hkex.com.hk) the transactions and balances with its immediate parent, CNPC, and related companies. CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IAS exempts state controlled enterprises from disclosing transactions with other state controlled enterprises. IAS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures in its interim consolidated financial statements. Although the majority of the Group's activities are with PRC government authorities and affiliates and other state controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

         (c)      ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

                  Under regulations issued by the Ministry of Finance of the PRC in 2000 and in January 2001, certain employees of the Group who joined the workforce prior to December 31,1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state shareholder of the Company. Under IAS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated income statement. To the extent that a reliable estimate can be established for such one-time remedial housing payments, the amount will be reflected in the consolidated income statement for purposes of reconciling to the US GAAP financial data.

         (d)      RECENT US ACCOUNTING PRONOUNCEMENTS

                  In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (FAS141), "Business Combinations" and Statement of Financial Accounting Standards No. 142 (FAS 142), " Goodwill and Other intangible Assets". FAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. FAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition, and how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001. The adoption of FAS 141 and FAS 142 did not have material impact on the Group's results of operations and its financial position.

                  In August 2001, FASB issued Statement of Financial Accounting Standards No. 143 (FAS143), "Accounting for Asset Retirement Obligations". FAS143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group expects the adoption of FAS143 could have a material impact on the Group's results of operations and its financial position.

                  In October 2001, FASB issued Statement of Financial Accounting standards No. 144 (FAS144), " Accounting for the Impairment or Disposal of Long-Lived Assets". FAS144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. FAS144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of FAS144 did not have material impact on the Group's results of operations and its financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Company's consolidated financial statements and their notes contained in the information required by paragraphs 46(1) to 46(6) (both inclusive) of Appendix 16 of the Rules Governing the Listing of Securities on the HKSE (the "Listing Rules") and to be submitted to the HKSE and published on the website of the HKSE (website: http://www.hkex.com.hk) on or before September 8, 2002.

OVERVIEW

For the six months ended June 30, 2002, profit before taxation of the Group was RMB29,532 million, representing a decrease of 26.17% compared with the corresponding period last year. Net profit was RMB19,579 million, representing a decrease of 27.93% compared with the corresponding period last year. The decrease in profitability was due primarily to general decreases in prices of crude oil, refined products and chemical products. Profits were primarily derived from the sale of crude oil from the Group's exploration and production segment.

Basic and diluted earnings per share of the Company for the six months ended June 30, 2002 was RMB0.11.

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

CONSOLIDATED OPERATING RESULTS

Turnover Turnover decreased 11.66% from RMB122,169 million for the six months ended June 30, 2001 to RMB107,928 million for the six months ended June 30, 2002. This was due primarily to the significant decrease in the selling prices of the Group's crude oil and refined products.

Operating Expenses Operating expenses decreased 5.11% from RMB80,671 million for the six months ended June 30, 2001 to RMB76,549 million for the six months ended June 30, 2002. This was due primarily to the decreased expenses in purchases, services and other expenses and selling, general and administrative expenses.

Purchases, Services and Other Expenses Purchases, services and other expenses decreased 12.43% from RMB35,129 million for the six months ended June 30, 2001 to RMB30,762 million for the six months ended June 30, 2002. This mainly reflects the decreased purchase expenses for refining operations resulting from lower crude oil prices and the decreased chemicals purchase expenses resulting from the decreased raw chemical material prices.

Employee Compensation Costs Employee compensation costs increased 6.68% from RMB6,328 million for the six months ended June 30, 2001 to RMB6,751 million for the six months ended June 30, 2002. The increase was due primarily to the fact that after the selling enterprises of the Group suffered selling losses last year, which led to decreases in the employee compensation costs, the selling enterprises of the Group recorded selling profits this year, which led to relative increases in the employee compensation costs as a result of the relative increases in employee compensation and increases of bonuses for cost reduction and for exceeding the production targets set for the exploration and production segment.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased 5.49% from RMB10,334 million for the six months ended June 30, 2001 to RMB9,767 million for the six months ended June 30, 2002. This decrease was due primarily to the lower selling, general and administrative expenses resulting from decreases in losses relating to bad debts.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 3.75% from RMB18,195 million for the six months ended June 30, 2001 to RMB18,877 million for the six months ended June 30, 2002. This increase was due primarily to the Group's disposal of some of the installations of the refining and marketing segment and the chemicals and marketing segment, and to the increase in current depreciation, depletion and amortisation expenses resulting from the increase in the newly added plant and equipment.

Taxes Other than Income Taxes Taxes other than income taxes decreased 3.98% from RMB7,390 million for the six months ended June 30, 2001 to RMB7,096 million for the six months ended June 30, 2002. This decrease was due primarily to decreased sales revenue from crude oil and refined products and the resulting decreases in the urban construction tax and the surcharges for education.

Profit From Operations Profit from operations decreased 24.38% from RMB41,498 million for the six months ended June 30, 2001 to RMB31,379 million for the six months ended June 30, 2002.

Net Exchange Gain (Loss) Net exchange gain (loss) decreased from a net gain of RMB287 million for the six months ended June 30, 2001 to a net loss of RMB239 million for the six months ended June 30, 2002. This decrease was due primarily to the significant increase in foreign exchange rates, such as British Sterling and Euro, in the first half of 2002, resulting in increased foreign exchange losses in respect of foreign currency borrowings.

Net Interest Expense Net interest expense decreased 18.04% from RMB2,090 million for the six months ended June 30, 2001 to RMB1,713 million for the six months ended June 30, 2002. This decrease was due primarily to a decrease in the average balance of debts and decreases in the average borrowing interest rates in the first half of 2002.

Profit Before Taxation Profit before taxation decreased 26.17% from RMB39,998 million for the six months ended June 30, 2001 to RMB29,532 million for the six months ended June 30, 2002.

Taxation Taxation decreased 24.76% from RMB13,160 million for the six months ended June 30, 2001 to RMB9,902 million for the six months ended June 30, 2002 due primarily to a decrease in profit before taxation.

Net Profit Net profit decreased 27.93% from RMB27,168 million for the six months ended June 30, 2001 to RMB19,579 million for the six months ended June 30, 2002.

SEGMENT INFORMATION

THE GROUP IS ENGAGED IN A BROAD RANGE OF PETROLEUM AND RELATED ACTIVITIES THROUGH ITS FOUR MAJOR BUSINESS SEGMENTS: THE EXPLORATION AND PRODUCTION SEGMENT, THE REFINING AND MARKETING SEGMENT, THE CHEMICALS AND MARKETING SEGMENT, AND THE NATURAL GAS AND PIPELINE SEGMENT.

EXPLORATION AND PRODUCTION

THE EXPLORATION AND PRODUCTION SEGMENT IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND SALE OF CRUDE OIL AND NATURAL GAS.

Turnover Turnover decreased 15.37% from RMB78,849 million as at June 30, 2001 to RMB66,732 million as at June 30, 2002. This decrease was due primarily to a significant decline in the average realised selling price of our crude oil. As the Company's oil prices are directly linked to the international oil prices, declines in the international oil prices have therefore caused a decrease of 18.42% in the Company's average realised selling price of crude oil, from US$24.65 per barrel as at June 30, 2001 to US$20.11 per barrel as at June 30, 2002.

Intersegment sales decreased 16.97% from RMB58,393 million as at June 30, 2001 to RMB48,486 million as at June 30, 2002. This decrease was due primarily to a decrease in the price of crude oil sold to the other business segments.

Operating Expenses Operating expenses increased 0.42% from RMB36,951 million as at June 30, 2001 to RMB37,107 million as at June 30, 2002 due primarily to an increase in various expenses resulting from an increased production volume in the first half of 2002 compared to the same period last year.

Profit From Operations Profit from operations decreased 29.29% from RMB41,898 million as at June 30, 2001 to RMB29,625 million as at June 30, 2002.

REFINING AND MARKETING

THE REFINING AND MARKETING SEGMENT IS ENGAGED IN THE REFINING, TRANSPORTATION, STORAGE AND MARKETING OF CRUDE OIL AND PETROLEUM PRODUCTS.

Turnover Turnover decreased 12.46% from RMB86,380 million as at June 30, 2001 to RMB75,620 million as at June 30, 2002. This decrease was due primarily to the fact that the prices in the domestic refined products market were directly linked to the prices in the international refined products market. The significant decrease in the prices of crude oil and refined products in the international market resulted in decreases in the prices of gasoline, diesel oil and kerosene.

Sales revenue from gasoline decreased 13.63% from RMB23,992 million as at June 30, 2001 to RMB20,723 million as at June 30, 2002. This decrease was due primarily to a significant decrease in the price of gasoline. The average realised selling price of gasoline decreased 15.80%, from RMB2,721 per ton as at June 30, 2001 to RMB2,291 per ton as at June 30, 2002.

Sales revenue from diesel decreased 7.76% from RMB36,889 million as at June 30, 2001 to RMB34,027 million as at June 30, 2002. This decrease was due primarily to a significant decrease in the price of diesel. The average realised selling price of diesel decreased 10.67%, from RMB2,419 per ton as at June 30, 2001 to RMB2,161 per ton as at June 30, 2002.

Sales revenue from kerosene decreased 18.36% from RMB2,217 million as at June 30, 2001 to RMB1,810 million as at June 30, 2002. This decrease was due primarily to a decrease in the price of kerosene. The average realised selling price of kerosene decreased 20.18% from RMB2,344 per ton as at June 30, 2001 to RMB1,871 per ton as at June 30, 2002.

Intersegment sales revenue decreased 7.94% from RMB4,346 million as at June 30, 2001 to RMB4,001 million as at June 30, 2002. This decrease was due primarily to a significant decrease in the price of refined products.

Operating Expenses Operating expenses decreased 14.07% from RMB85,799 million as at June 30, 2001 to RMB73,723 million as at June 30, 2002. This decrease was due primarily to a decrease in the costs of crude oil purchased as a result of a decrease in the price of crude oil.

Profit From Operations Profit from operations increased 226.51% from RMB581 million as at June 30, 2001 to RMB1,897 million as at June 30, 2002.

CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALE OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE PETROCHEMICAL PRODUCTS, AND OTHER CHEMICAL PRODUCTS.

Turnover Turnover decreased 16.07% from RMB15,913 million as at June 30, 2001 to RMB13,355 million as at June 30, 2002. This decrease was due primarily to overall decreases in the prices of principal chemical products in the first half of this year compared to the same period in 2001 as a result of a decrease in the prices of chemical products in the first half of this year. The decrease in turnover was also due to a decrease in the output and hence the sales volume of chemical products as a result of the repair and maintenance of some of the Group's installations.

Operating Expenses Operating expenses decreased 16.19% from RMB16,732 million as at June 30, 2001 to RMB14,023 million as at June 30, 2002. This decrease resulted primarily from decreases in purchases, services and other expenses due to decreases in the prices of raw materials. Operating expenses also decreased due to lower selling and administrative expenses as a result of decreased losses related to bad debts.

Profit (Loss) From Operations The loss from operations decreased from RMB819 million as at June 30, 2001 to RMB668 million as at June 30, 2002.

NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF NATURAL GAS AND CRUDE OIL, AND THE SALE OF NATURAL GAS.

Turnover Turnover increased 17.71% from RMB5,391 million as at June 30, 2001 to RMB6,346 million as at June 30, 2002. This increase was due primarily to an increase in the selling prices of the natural gas segment and an increase in the sales volume. The sales volume of natural gas increased 10.77% from 219.1 billion cubic feet as at June 30, 2001 to 242.7 billion cubic feet as at June 30, 2002.

Operating Expenses Operating expenses increased 5.89% from RMB5,230 million as at June 30, 2001 to RMB5,538 million as at June 30, 2002. This increase was due primarily to an increase in the costs of natural gas purchased resulting from an increase in the sales volume of natural gas.

Profit From Operations Profit from operations increased 401.86% from RMB161 million as at June 30, 2001 to RMB808 million as at June 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2002, the Group's primary sources of funding were cash provided by operating activities, short-term and long-term borrowings, and cash and cash equivalents. The Group's funds were primarily used for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

As at June 30, 2002, short-term debt comprised 4.59% of our capital employed as compared with 4.70% as at June 30, 2001. Our ability to obtain adequate financing to satisfy our capital expenditures and debt servicing requirements may be limited by our financial condition and the results of operations, and by the liquidity of international and domestic capital markets. In addition, prior to accessing international capital markets, we must obtain approvals from various PRC government authorities. In general, we must obtain PRC government approvals for any project involving significant capital investment of our refining and marketing, and chemicals and natural gas segments.

We plan to fund the capital and related investments principally through the cash provided by operating activities, short-term and long-term debt, and cash and cash equivalents. Net cash provided by operating activities for the six months ended June 30, 2002 was RMB35,092 million. As at June 30, 2002, we had cash and cash equivalents of RMB13,211 million. Cash and cash equivalents were primarily denominated in Renminbi (Renminbi accounting for approximately 91.15% and United States Dollar accounting for approximately 8.85%).

The Board of Directors believes that our working capital is sufficient to satisfy the present requirements for our investments and operations.

The table below sets forth our cash flows for each of the six months ended June 30, 2001 and 2002 and our cash and cash equivalents at the end of each period:

                                                                                   SIX MONTHS ENDED JUNE 30,
                                                                           ---------------------------------------
                                                                                2002                     2001
                                                                           -------------             -------------
                                                                           (RMB MILLION)             (RMB MILLION)
Net cash provided by operating activities                                      35,092                   41,405

Net cash used for investing activities                                        (20,790)                 (24,973)

Net cash used for financing activities                                        (12,208)                 (19,251)

Cash and cash equivalents at the end of each period                            13,211                   15,241

CASH PROVIDED BY OPERATING ACTIVITIES

Our net cash provided by operating activities decreased from RMB41,405 million as at June 30, 2001 to RMB35,092 million as at June 30, 2002. This decrease was due primarily to decreases in turnover and profit from operations.

As at December 31, 2001, we had a working capital deficit of RMB2,336 million. As at June 30, 2002, we had a working capital surplus of RMB9,948 million. This surplus was due primarily to the fact that we continued to repay a portion of our short-term liabilities with internally generated cash flow, thereby turning the Company's working capital deficit into surplus.

CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES

Our net borrowings as at June 30, 2002 and December 31, 2001 were as follows:

                                                                                  DECEMBER 31,
                                                                  JUNE 30, 2002       2001
                                                                  -------------   ------------
                                                                  (RMB MILLION)   (RMB MILLION)
Short-term debt (including current portion of long-term debt)          18,074          23,111
Long-term debt                                                         67,072          65,484
                                                                     --------        --------
Total debt                                                             85,146          88,595
                                                                     ========        ========
Less:
    Cash and cash equivalents                                          13,211          11,117
    Time deposits with term exceeding three months                      2,638           3,253
    Receivables under resale agreements                                 6,943          11,505
                                                                     --------        --------
    Net debt                                                           62,354          62,720
                                                                     ========        ========


The maturity profile of long-term debts of the Group is as follows:

                                                                                        PRINCIPAL AS AT
                                                                                         JUNE 30, 2002
                                                                                        ---------------
                                                                                         (RMB MILLION)
To be repaid within one year                                                                  4,996
To be repaid within one to two years                                                         16,388
To be repaid within two to five years                                                        34,453
To be repaid after five years                                                                16,231
                                                                                            -------
                                                                                             72,068
                                                                                            ========


Of the total debts of the Group as at June 30, 2002, approximately 36.17% were fixed-rate loans and 63.83% were floating-rate loans. Of the total debts as at June 30, 2002, approximately 76.91% were denominated in Renminbi, approximately 19.44% were denominated in United States Dollar, approximately 1.60% were denominated in British Sterling, approximately 1.07% were denominated in Japanese Yen and approximately 0.98% were denominated in Euro.

As at December 31, 2001 and June 30, 2002, the amount of short-term debts owed to the related parties were RMB1,268 million and RMB353 million, respectively. As at December 31, 2001 and June 30, 2002, the amount of long-term debts owed to the related parties were RMB20,753 million and RMB23,994 million, respectively.

As at June 30, 2002, our debts included short-term and long-term debts owed to China Petroleum Finance Company Limited of RMB353 million and RMB23,994 million, respectively.

Our net cash used for financing activities as at June 30, 2002 showed a decrease of 36.59% compared with the six months ended June 30, 2001. This decrease was primarily resulted from the following:

- a decrease in the repayment of short-term loans leading to a decrease of RMB10,946 million in cash outflow;

- a decrease in the repayment of long-term loans leading to a decrease of RMB634 million in cash outflow;

- a decrease in the distribution of dividends leading to a decrease of RMB5,634 million in cash outflow.

Such decrease in cash outflow was offset by the following:

- a decrease in new short-term loans leading to a decrease of RMB118 million in cash inflow;

- a decrease in new long-term loans leading to a decrease of RMB9,726 million in cash inflow.

As at June 30, 2002, RMB230 million worth of the Group's loans (RMB284 million as at December 31, 2001) were secured loans (financing lease and bank loans). RMB56 million worth of bank loans (RMB58 million as at December 31, 2001) were secured by plant and equipment of the Group in the amount of RMB55 million (RMB111 million as at December 31, 2001). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of financing lease are in fact secured debts. As at June 30, 2002, the debts incurred by the Group by way of financing lease amounted to RMB174 million (RMB226 million as at December 31, 2001). The net book value of the properties, plant and equipment under financing lease was RMB496 million (RMB428 million as at December 31, 2001).

The debt to capitalisation ratio (debt to capitalisation ratio = interest-bearing debts/(interest- bearing debts + shareholder's equity)) as at June 30, 2002 was 21.89% (23.21% as at December 31, 2001).

CAPITAL EXPENDITURES
The table below sets forth our capital expenditures by business segment for each of the six months ended June 30, 2001 and the six months ended June 30, 2002. Capital expenditures increased 20.38% from RMB18,727 million as at June 30, 2001 to RMB22,543 million as at June 30, 2002. The increase was due primarily to the commencement of work on the West-East gas pipeline project and an increase of capital expenditures as a result of the Company's development of overseas oil exploration and development business.

                                                      FOR THE SIX MONTHS ENDED JUNE 30,
                                      ---------------------------------------------------------------------
                                          2002                     2001                  2002 (ESTIMATED
                                                                                              VALUE)
                                      --------------------     ------------------       -------------------
                                      (RMB MILLION)     %      (RMB MILLION)    %       (RMB MILLION)     %
Exploration and production                16,303*    72.3         13,265*    70.8           38,637*    62.5
Refining and marketing                      2,691    11.9           4,035    21.5            11,251    18.2
Chemicals and marketing                       790     3.5             590     3.2             4,090     6.6
Natural gas and pipeline                    2,645    11.8             685     3.7             7,392    11.9
Other                                         114     0.5             152     0.8               513     0.8
                                          ---------------         ---------------           ---------------
Total                                      22,543   100.0          18,727   100.0            61,883   100.0
                                          ===============         ===============           ===============

Note*: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures for the exploration and production segment for the first half of 2002, the first half of 2001 and the estimated value for the entire year of 2002 would be RMB18,025 million, RMB14,969 million and RMB42,654 million, respectively.

EXPLORATION AND PRODUCTION

The majority of our capital expenditures and investments relates to the exploration and production segment. Capital expenditures on exploration and production for the six months ended June 30, 2002 totalled RMB16,303 million, including RMB3,213 million for exploration activities and RMB13,064 million for development activities. Capital expenditures for the six months ended June 30, 2001 totalled RMB13,265 million, including RMB3,159 million for exploration activities and RMB8,728 million for development activities. The increase in our capital expenditures from the six months ended June 30, 2001 to the six months ended June 30, 2002 was due primarily to an increase in capital investments as a result of our development of overseas oil exploration and development business and the implementation of our development projects ahead of schedule as compared to last year.

We anticipate that capital expenditures for our exploration and production segment for the year ending December 31, 2002 will amount to RMB38,637 million, and capital expenditures and investments will amount to RMB42,654 million. Approximately RMB6,337 million of the capital expenditures is expected to be used for oil and gas exploration activities and approximately RMB32,300 million for oil and gas development activities. We plan to focus our exploration efforts on the Tarim basin for natural gas and on the Erdos, Junggar and Songliao basins for oil.

REFINING AND MARKETING

Capital expenditures for our refining and marketing segment for the six months ended June 30, 2002 was RMB2,691 million, of which RMB1,329 million was spent on the expansion of the retail marketing network of our refined products and storage infrastructure facilities, and RMB998 million was spent on the renovation of our refining facilities. Total capital expenditures for the six months ended June 30, 2001 were RMB4,035 million. The decrease in capital expenditures from the six months ended June 30, 2001 to the six months ended June 30, 2002 was due primarily to a decrease in the percentage of the retail marketing network of the refined products acquired for the segment and an increase in the percentage of newly-constructed projects, with the majority of the investments in the newly-constructed projects being completed in the second half of 2002.

We anticipate that capital expenditures and investments for our refining and marketing segment for the year ending December 31, 2002 will amount to RMB11,251 million, which include approximately RMB4,951 million for investments in our refined product retail marketing network in order to add more service stations and storage facilities, and approximately RMB6,300 million for the construction and expansion of refining facilities.

CHEMICALS AND MARKETING

Capital expenditures for our chemicals and marketing segment for the six months ended June 30, 2002 increased from RMB590 million for the six months ended June 30, 2001 to RMB790 million for the six months ended June 30, 2002. The increase in capital expenditures was due primarily to the fact that better preparations were made this year for the projects in this segment and works were able to commence ahead of schedule, causing an increase in capital expenditures in the first half of this year compared to the same period last year.

We anticipate that capital expenditures and investments for our chemicals and marketing segment for the year ending December 31, 2002 will amount to RMB4,090 million, which include the capital expenditures and investments for the expansion of capacity and upgrading of ethylene production facilities at Daqing petrochemical plant.

NATURAL GAS AND PIPELINE

Capital expenditures in our natural gas and pipeline segment for the six months ended June 30, 2002 totalled RMB2,645 million, of which RMB1,921 million was spent on the West-East gas pipeline project and RMB701 million was spent on the upgrading of existing pipelines and the construction of new pipelines. Capital expenditures for the six months ended June 30, 2001 totalled RMB685 million. The increase in our capital expenditures from the six months ended June 30, 2001 to the six months ended June 30, 2002 was due primarily to the commencement of the West-East gas pipeline project.

We anticipate that capital expenditures and investments for our natural gas and pipeline segment for the year ending December 31, 2002 will amount to RMB7,392 million. Approximately RMB6,051 million is expected to be invested in the West-East gas pipeline project and the Zhong-Wu and Lan-Cheng-Yu natural gas pipeline. We currently expect that approximately RMB508 million will be invested in the natural gas storage infrastructure projects and other natural gas pipeline and approximately RMB833 million will be used for investments in the transmission pipelines for crude oil and refined product.

OTHER

Our non segment-specific capital expenditures for the six months ended June 30, 2001 and the six months ended June 30, 2002 were RMB152 million and RMB114 million, respectively. Our non segment-specific capital expenditures related primarily to the non segment-specific equipment purchases and research and development activities.

We anticipate that the Group's non segment-specific capital expenditures and investments for the year ending December 31, 2002 will amount to RMB513 million, which will be primarily used for the construction of water and electricity supply systems, and roads and telecommunications systems to be used by various segments.

MATERIAL INVESTMENTS

On July 4, 2002, the Company signed a Joint Venture Framework Agreement ("JVFA") in Beijing with a group of international energy companies (the "International Consortium") in respect of the West-East gas pipeline project (the "Project"), and the commencement of full construction of the Project.

The International Consortium comprises six international energy companies and is led by Shell International Gas Limited ("Shell"), OAO Gazprom ("Gazprom") and ExxonMobil China Gas Pipeline Limited ("ExxonMobil"), which hold equal interests in the Project. This is a group of strong partners for the Company for the development, construction and operation of the Project.

The signing of the JVFA marks a significant achievement in the Company's partner selection process for the Project. The Company, the International Consortium and China Petroleum & Chemical Corporation will have interests in the Project of 50%, 45% and 5%, respectively. The Project will have a cooperation term of 45 years.

The completion and operation of the Project will result in the rapid growth of the Company's natural gas sales through the development of substantial natural gas reserves in the Tarim basin. The Project is expected to increase the Company's profitability in the coming years and generate attractive returns for the Company. In addition, the Project will further strengthen the Company's position in the natural gas market in China.

The Company's expected total equity investment in the upstream projects and the Pipeline Contractual Joint Venture is approximately RMB22.6 billion (equivalent to approximately HK$21.3 billion). The Company expects the pipeline and the upstream projects to earn respective returns of 12% and above 15% after tax in real terms (not considering debt financings).

The Board of Directors believes that the Project is strategically important to the Company in terms of enhancing the Company's value, economic efficiency and competitiveness.

MATERIAL ACQUISITION OR DISPOSAL

The Group has no material acquisition or disposal for the six months ended June 30, 2002.

FOREIGN EXCHANGE RATE RISK

We conduct our business primarily in Renminbi. However, a portion of our Renminbi revenue is converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials.

The Renminbi is not a freely convertible currency. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign exchange denominated obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. We believe that the Company is or will be able to obtain sufficient foreign exchange for the performance of such obligations. To date, we do not hedge against currency risks through the use of financial contracts or other agreements.

EMPLOYEES

NUMBER OF EMPLOYEES

As at June 30, 2001 and June 30, 2002, we had 430,226 and 421,012 employees, respectively. The table below sets forth the number of our employees by business segment as at June 30, 2002:

                                       NUMBER OF      % OF TOTAL
                                       EMPLOYEES
                                       ---------      ----------
Exploration and production .....         232,784         55.29
Refining and marketing .........         114,753         27.26
Chemicals and marketing ........          60,465         14.36
Natural gas and pipeline .......          10,278          2.44
Other* .........................           2,732          0.65
                                        --------        ------
          Total ................         421,012        100.00
                                        ========        ======

Note*: Including research and development, planning and headquarters management.

EMPLOYEE COMPENSATION

The total employee compensation payable by the Company for the six months ended June 30, 2002 was RMB3,893 million, being the total monthly salaries of our employees during the report period. Compensation of our employees is determined according to industry practice and the actual conditions of the Company, and is based on the principles of attracting and retaining the high-calibre personnel, and motivating all staff for the realisation of the best results.

Our senior management compensation system links senior management members' financial interests (including those of our executive directors and our supervisors) with the Group's operating results and the market performance of our shares. We have entered into performance contracts with our senior management. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and share options. The variable components in their compensation account for approximately 70% to 75% of our senior management officers' total potential compensation, including approximately 15% to 25% forming the performance bonus component and approximately 50% to 60% forming the share options component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net income, return on capital and cost reduction targets. The table below sets forth the components of the total potential compensation for key officers:

                                                 % FIXED         % SHARE               % PERFORMANCE
                                                  SALARY         OPTIONS                    BONUS
                                                 -------         -------               -------------
Chairman .............................              30              70                        0
President ............................              25              60                       15
Vice President .......................              25              60                       15
Department GM ........................              25              50                       25


Details of the directors' and supervisors' emoluments for the six months ended June 30, 2001 and the six months ended June 30, 2002 are as follows:

                                                             SIX MONTHS ENDED JUNE 30,
                                                            ---------------------------
                                                              2002               2001
                                                            --------           --------
                                                            (RMB'000)          (RMB'000)
Fee for directors and supervisors                               50                 87
Salaries, allowances and other benefits                        346                498
Contribution to retirement benefit scheme                       13                 11
                                                              ----               ----
                                                               409                596
                                                              ====               ====

The number of directors and supervisors whose emoluments fall within the following bands:

                                                                                 SIX MONTHS ENDED JUNE 30,
                                                                                 -------------------------
                                                                                  2002               2001
                                                                                 ------             ------
                                                                                 NUMBER             NUMBER
Nil - RMB1,000,000                                                                 12                 12
                                                                                 ======             ======


Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

WORKFORCE REDUCTION PLAN

The Company has no new plan to further reduce its workforce in the next few years, but will continue to adjust the composition and to raise the qualifications of its staff, having regard to the progress of the shut-down of production installations of low efficiency or suffering loss, with the view of creating a sound employment mechanism which enables the recruitment and dismissal of employees as and when required.

TRAINING PROGRAMMES

In order to enhance the Company's competitiveness and to prepare the Company for the new challenges after China's accession to the WTO so that it will be able to cope well with the keen competition in the international market in the future and in order for the Company to become a transnational company able to compete with other international players, the Company has, from this year onwards, adopted a "143 Training Programme" for the training of high-calibre personnel. Under this programme, 100 enterprise operation and management officers (entrepreneurs), 400 senior technical personnel and 300 senior professionals will receive training over a period of approximately five years. They will, for example, study degree courses at reputable overseas universities, receive on-job training and conduct research on particular topics in training institutions and relevant companies. This team of high-calibre personnel is expected to enable the Company to compete in the international market.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of June 30, 2002 is as follows:

BANK AND OTHER GUARANTEES

As at June 30, 2002, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

ENVIRONMENTAL LIABILITIES

CNPC and the Group have operated in China for many years and certain environmental problems have developed. China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, but could be material. Under the existing legislation, however, the management believes that there are no probable environmental liabilities, in addition to amounts which have already been reflected in the financial statements, that will have a materially adverse effect on the financial position of the Group.

LEGAL CONTINGENCIES

The Group is the named defendant in certain insignificant lawsuits as well as the named party in certain other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a materially adverse effect on the financial position of the Group.

LEASING OF ROADS, LAND AND BUILDINGS

According to the Restructuring Agreement entered into between the Company and CNPC, CNPC has undertaken to the Company the following: CNPC will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from CNPC, within one year from August, September and October 1999 when the relevant entitlement certificates were issued; CNPC will complete, within one year from November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and CNPC will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by CNPC, before November 5, 2000.

As at June 30, 2002, CNPC has obtained the formal land use right certificates for 12,417 of the 28,649 parcels of land mentioned above and some of the individual building ownership certificates for the above-mentioned buildings, but has not completed the necessary governmental procedures for the above-mentioned collectively-owned land on which the service stations are located . The Directors of the Company confirm that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed. In management's opinion, the outcome of the above events will not have a materially adverse effect on the results of operations or the financial position of the Group.

GROUP INSURANCE

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in China. While the effect of under-insurance cannot be reasonably estimated at present, management believes it could have a material impact on the operating results or financial position of the Group.

COST REDUCTION MEASURES

In addition to workforce reduction and shut-down of certain manufacturing facilities, the Company is currently evaluating options to further streamline production facilities and implement other cost reduction measures within the next several years to further improve the operating efficiency and competitiveness of the Group. Management has not approved all significant actions to be taken to complete such plan. Management does not believe it will have a material adverse impact on the Group's financial position, but it could have a material adverse effect on the Group's results of operations.

INTEGRATION OF A SHARES

The Company entered into share transfer agreements and share custody agreements with Xian Feitian Science, Industrial and Trading Group Company Limited ("Xian Feitian") and Wuhan Luzhou Enterprise (Group) Company Limited ("Wuhan Luzhou"), respectively on May 23, 2002. The share transfer agreements provide that the Company shall transfer by agreement 27% and 8.90% of the state-owned legal person shares in Petroleum Long Champ (Group) Co., Ltd. ("Long Champ") to Xian Feitian and Wuhan Luzhou, respectively. Under the share custody agreements, the transferees have been entrusted with the exercise of all the rights other than the title to the legal person shares subject to state policies.

The Company entered into a share transfer agreement with China Electronic Information Industrial Group Company ("China Electronic") on July 12, 2002. The share transfer agreement provides that the Company shall transfer 51.60% of the state-owned legal person shares in Gansu Tristar Petrochemical (Group) Co., Ltd. ("Tristar") to China Electronic. On July 25, 2002, the Ministry of Finance granted its approval to the transfer of the state-owned legal person shares in Tristar. The Company will cease to have any interest in Tristar upon completion of the share transfer.

The entire proceeds from the transfer of shares in Long Champ and Tristar will be used for the repurchase of those assets connected with the principal business of pipeline transmission of oil from Long Champ and those assets connected with the principal business of oil refining and chemical industry from Tristar.

PROSPECTS FOR THE SECOND HALF OF 2002

The Company had achieved encouraging results for the first half of 2002 despite the fact that crude oil prices have decreased compared with the same period last year. For the second half of 2002, the Company will actively adopt the following measures to increase its competitiveness and to create higher value for shareholders, with a view to maintaining the operating results for 2002 at a satisfactory level. The Company is confident that these targets can be achieved.

In relation to the exploration and production segment, aiming at the realisation of a positive cycle of resource substitution, the Company will make greater efforts in geological research with a special focus on ancillary technology, improve dynamic analysis of exploration and production work, rationalise and implement exploration plans, increase exploration of key exploration areas and pre-exploration targets, make greater progress in the exploration for oil and gas and ensure a steady increase in oil and gas production.

The refining and marketing segment and the chemicals and marketing segment will strive to increase profitability and reduce loss. The refining and marketing segment will focus on increasing the light oil recovery rate, the composite commodity rate and the diesel-gasoline ratio, improving product mix and further improving various economic and technical indicators, and increasing the proportion of various refined products being sold through the Company's own operations. The chemicals and marketing segment will adjust and optimise its product mix according to market conditions, and will continue to adjust the utilisation rate of its facilities with a view to increasing marginal profits.

The natural gas and pipeline segment will actively strengthen its pipeline construction and market development activities. Significant progress has been made in the selection of foreign investment partners for the West-East gas pipeline project. In July 2002, the Company entered into a Joint

Venture Framework Agreement with the foreign investment partners. Full construction of the major pipelines for the Project commenced in July this year. The construction of the Zhong-Wu line is expected to commence in the second half of 2002. The Shan-Jing pipeline network will be further developed. The principal work on the Lan-Cheng-Yu refined products pipeline has been completed and is in trial operation. Operation is expected to commence in September this year. In the meantime, the Company will put extra emphasis on strengthening its market position. The Company will make full use of its resource-rich position so as to build a stronger competitive edge in the markets.

The Company will continue to evaluate various business development plans and the capital expenditures required. It will implement rigorous and prudent investment plans with the aim of increasing the rate of financial return on our investments.

Furthermore, the Company will continue to emphasise on e-commerce, make good use of the Company's website for e-commerce (www.energyahead.com), increase the on-line trading coverage and volume, and reduce purchasing costs.

The Company will continue to expand its overseas oil exploration and development business in an active but prudent manner. The Company is confident that these targets can be achieved.

BUSINESS OPERATING REVIEW

The Company has achieved satisfactory results in each of its segments for the six months ended June 30, 2002.

For the six months ended June 30, 2002, the Company's total output of oil and gas amounted to 435.52 million barrels (including 1.07 million barrels from the Devon acquisition), including 384.20 million barrels of crude oil and 307.9 billion cubic feet of marketable natural gas, representing an average production of 2.1227 million barrels of crude oil and 1.701 billion cubic feet of marketable natural gas per day. It sold 363.9 million barrels of crude oil and
286.6 billion cubic feet of natural gas. Approximately 72% of the crude oil sold by the Company was purchased by its refineries. For the six months ended June 30, 2002, the Company successfully reduced its lifting cost to US$4.265 per barrel, representing a decrease of 3.07% in comparison with the six months ended June 30, 2001. By June 30, 2002, the exploration and production segment achieved 81% of the RMB6 billion cost reduction target set for the four years up to 2002.

For the six months ended June 30, 2002, the Company's refineries processed 280 million barrels of crude oil, or an average of 1.5470 million barrels per day. Approximately 94% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 23.34 million tons of gasoline, diesel and kerosene and sold approximately 25.75 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect of the integration of refining and marketing. As at June 30, 2002, there were 12,250 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. As at June 30, 2002, the Company owned and operated a crude oil pipeline network of approximately 9,186 kilometres and a refined product pipeline of 984 kilometres. The processing costs of the refining unit of the Company were RMB137 per ton, which was the same as the first half of last year. By June 30, 2002, the refining and marketing segment has achieved 95% of the RMB1.3 billion cost reduction target set for the four years up to 2002.

For the six months ended June 30, 2002, the Company produced 0.739 million tons of ethylene, 0.957 million tons of synthetic resin, 0.13 million tons of synthetic fibres, 0.103 million tons of synthetic rubber, and 1.755 million tons of urea. For the six months ended June 30, 2002, there has been significant improvement in the operating results of the chemicals and marketing segment through improved technology, the adjustment of product mix and the production of higher added-value output. Up to June 30, 2002, the chemicals and marketing segment had reduced costs by 96% of the RMB1.2 billion cost reduction target set for the four years up to 2002.

The natural gas and pipeline segment is the Company's core business segment for development. In the six months ended June 30, 2002, the Company produced 307.9 billion cubic feet of marketable natural gas, of which 242.7 billion cubic feet was sold through the natural gas and pipeline segment. The Company currently owns and operates 12,918 kilometres of regional natural gas pipeline networks, of which 11,826 kilometres are operated by the natural gas and pipeline segment.

In order to create higher shareholders value, the Company has persistently improved the returns on upstream operations and prospects for growth, and will actively develop overseas oil exploration and development business. On April 12, 2002, the Company entered into an agreement for the acquisition of the entire interest of Devon. The acquired oil and gas assets include both oil fields under production and gas fields protected by contracts in Indonesia.

On June 18, 2002, the Company successfully completed the takeover of Devon. Approximately 30 staff from the Company are currently working in Indonesia. The project is operating well.

The West-East gas pipeline project is progressing well. Please see the section "Material Investments" for details of the project.

FUTURE PLANS AND PROSPECTS

Looking forward, the Company will continue to reinforce its leading position in upstream business, achieve rapid growth in its natural gas business, further the structural adjustment of its refining and petrochemical business, actively participate in the competition in the international oil and gas markets, speed up the development of its overseas business, promote the growth of the Company and continue to enhance the value of the Company.

For the exploration and production segment, the Company plans to continue to enhance the exploration of oil and gas, increase the amount of good-quality exploitable reserves and realise a positive cycle of resource substitution. The Company intends to actively restructure its business in eastern China and speed up the development of business in western China. The Company plans to strive to maintain a stable increase in crude oil production and a substantial growth in natural gas production in order to uphold the Company's leading position in the domestic oil and gas industry.

For the refining and marketing segment, the Company plans to focus on adjusting the layout of production and the product mix, improving the quality and grades of oil products and the diesel-gasoline ratio. The Company plans to reinforce the technological transformation of the major installations and the construction of large oil refining bases in Dalian, Lanzhou, Fushun and other places. At the same time, the Company plans to gradually shut down those refining plants and installations which are of low efficiency and high consumption rate.

For the chemicals and marketing segment, the Company plans to, in the process of adjusting the product mix of its chemicals business, reinforce the technological transformation of the production installations of ethylene and polyolefin and the production of products with high added value. It plans to focus on the development of quality products such as polyethylene, polypropylene, ABS, urea and alkylbenzene. It will also improve management and assist those enterprises which are operating at a loss in turning deficit into surplus.

For the natural gas and pipeline segment, the Company plans to accelerate the construction of the West-East gas pipeline project which is the key project in the Company's construction of long-distance transmission pipeline infrastructure facilities. The Company will actively develop the natural gas market so that the natural gas business will become a new source of increased profitability for the Company as soon as possible.

For its overseas business, the Company will adopt active but prudent investment strategies and strive to capitalise its unique competitive edge in respect of crude oil exploitation. In the meantime, it will pursue low-risk development mainly through mergers and acquisitions of assets.

INTERIM DIVIDEND

The Board was authorised by the shareholders to consider and approve the payment of an interim dividend for 2002 at the shareholders' meeting held on June 6, 2002. The Board has resolved to pay an interim dividend of RMB0.050113 per share (inclusive of applicable tax) for the six months ended June 30, 2002. The payment shall be made to shareholders whose names appear on the register of members of the Company at the close of business on September 18, 2002. In accordance with Article 39 of the Company's articles of association, no transfer of shares shall be registered in the register of members five days before the record date for the Company's distribution of dividends. The register of members will be closed from September 13, 2002 to September 18, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents must be lodged together with the relevant share certificates at the Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong, no later than 4 p.m. on September 12, 2002.

Details of the payment of the interim dividend for the six months ended June 30, 2002 are as follows:

(1) According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in the local currency of the place of listing. Dividends payable to holders of H shares this time shall be paid in Hong Kong dollars and the following formula shall apply:

                 Conversion rate for dividend                          Dividend per share in RMB
             per share (RMB to Hong Kong dollar)       =       -------------------------------------------
                                                               Average of the closing exchange rates for
                                                               RMB to Hong Kong dollar as announced by the
                                                               People's Bank of China for the week prior to
                                                               the declaration of the interim dividend

       For the purpose of calculating the Hong Kong dollar equivalent of the amount of interim dividend payable per H share, the average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to the declaration of the interim dividend is RMB1.0607 = HK$1.00. Accordingly, the amount of interim dividend which will be payable per H share of the Company is HK$0.047245.

(2) The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the interim dividend declared pending payment to the holders of H shares. Such interim dividend will be paid by the Receiving Agent on or about October 8, 2002.

SHARE CAPITAL STRUCTURE

The share capital of the Company in issue as fully paid or credited as fully paid as at June 30, 2002 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at June 30, 2002, the share capital structure of the Company was as follows:


                                                                                       PERCENTAGE OF THE TOTAL
                                                   NUMBER OF SHARES AS AT            NUMBER OF SHARES IN ISSUE
                                                            JUNE 30, 2002              AS AT JUNE 30, 2002 (%)
--------------------------------------------------------------------------------------------------------------
State-owned shares                                         158,241,758,000                                  90

Foreign invested shares (H shares and ADSs)                 17,582,418,000                                  10

Total                                                      175,824,176,000                                 100


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company or any of its subsidiaries has not sold any other types of securities of the Company, nor has it repurchased or redeemed any of the securities of the Company during the six months ended June 30, 2002.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2002, the Company did not have any trust deposits or irrecoverable overdue time deposits.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2002, other than Zou Haifeng, a Director of the Company, who holds 3,350 A shares in Jilin Chemical Industrial Company, a subsidiary of the Company, none of the Directors or Supervisors had any interest in any shares or debentures of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance (Cap. 396 of the Laws of Hong
Kong) (the "SDI Ordinance")) as recorded in the register required to be kept under section 29 of the SDI Ordinance or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as described above if they had been Directors.

As at June 30, 2002, the Company has not granted its Directors, Supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Listing Rules.

OTHER DISCLOSURE

Apart from the above, other areas which are required to be disclosed under the requirements of paragraph 45(4)(b)(ii) of Appendix 16 of the Listing Rules, either have no material changes from the information disclosed in the annual report of the Group for the year ended December 31, 2001 or are considered not significant to the Group's operations. Therefore, no additional disclosure has been made in this announcement.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the interim results announcement and the interim report for the six months ended June 30, 2002.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

The Company will submit to the HKSE a CD-ROM containing all the information as required under paragraphs 46(1) to 46(6) (both inclusive) of Appendix 16 to the Listing Rules and will publish such information on the website of the HKSE (website: http://www.hkex.com.hk), on or before September 8, 2002. This information will also be published on the website of the Company (website: http://www.petrochina.com.cn).



                                                           By Order of the Board

                                                                        MA FUCAI

                                                                        Chairman

Beijing, China

August 29, 2002

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: August 30, 2002                      By:   /s/ Li Huaiqi
                                                  ---------------------
                                            Name:    Li Huaiqi
                                            Title:   Company Secretary